May 20, 2013

VIA EDGAR

Mr. Ed Bartz

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:   WisdomTree Trust

File Nos. 333-132380 and 811-21864

Dear Mr. Bartz:

On behalf of our client, WisdomTree Trust (the “Trust”), we are responding to Staff comments we received orally on April 22, 2013 regarding the Trust’s Post-Effective Amendment No. 152 (“PEA No. 152”), which was filed with the U.S. Securities and Exchange Commission (“SEC”) on March 6, 2013 for the purpose of registering shares of the WisdomTree U.S. SmallCap Dividend Growth Fund (the “Fund”). The Staff’s comments and the Trust’s responses are set forth below. Disclosure changes in response to Staff comments will be made in the next Post-Effective Amendment to the Trust’s registration statement filed on behalf of this Fund. Capitalized terms used, but not defined, herein have the same meaning given to them in the Trust’s registration statement.

Prospectus

1.      Comment: The “Principal Investment Strategies of the Fund” section describes the constituents of the WisdomTree SmallCap Dividend Index as the “primary starting screening universe” for the WisdomTree U.S. SmallCap Dividend Growth Index (the “Index”). To the extent other screens are used to create a starting universe of constituents for the Index, please describe them in the “Principal Investment Strategies of the Fund” section.

Response: The WisdomTree SmallCap Dividend Index is the only “starting screening universe” for the Index. We have removed the word “primary” from the description of the Index’s “starting screening universe.”

2.      Comment: Please revise the second sentence of the second paragraph of the “Principal Investment Strategies of the Fund” section to clarify whether the phrase “the bottom 25% of the market capitalization of the WisdomTree Dividend Index after the 300 largest companies have been removed” describes the constituents of the WisdomTree SmallCap Dividend Index or represents a second option for the Index’s “starting screening universe.” If the latter, please provide a description of the WisdomTree SmallCap Dividend Index.

Mr. Ed Bartz

May 20, 2013

Response: We have revised this sentence as follows:

The ~~primary~~ starting screening universe for the Index is the constituents of the WisdomTree SmallCap Dividend Index, ~~or~~ which consists of the bottom 25% of the market capitalization of the WisdomTree Dividend Index after the 300 largest companies have been removed.

3.	Comment: Please confirm that the Index consists of U.S. companies and, if so, please revise the “Principal Investment Strategies of the Fund” section to reflect this.

Response: We confirm the Index consists of U.S. stocks and have revised the first sentence of the second paragraph of the “Principal Investment Strategies of the Fund” section as follows:

The Index is a fundamentally weighted index that consists of the small-capitalization segment of dividend-paying U.S. stocks with growth characteristics. ~~estimated to have the best prospects for dividend growth.~~

4.	Comment: The “Principal Investment Strategies of the Fund” section describes the “Screening Point” as the “date prior to the Index rebalance.” If true, please revise the disclosure to state the Screening Point is the date “immediately” prior to the Index rebalance.

Response: The sentence that describes the “Screening Point” in the “Principal Investment Strategies of the Fund” section has been deleted and each other reference to the “Screening Point” has been replaced with the phrase “Index rebalance.”

5.	Comment: Please revise the “Principal Investment Strategies of the Fund” section to include the Index’s market capitalization range as of a recent practicable date.

Response: We have made the requested change.

6.	Comment: Please include the Fund’s Rule 35d-1 80% investment policy in the “Principal Investment Strategies of the Fund” section.

Response: We have made the requested change.

7.	Comment: The Staff notes disclosure related to Fund payments to broker-dealers or other financial intermediaries is included in the Statement of Additional Information, but does not appear in the prospectus per Item 8 of Form N-1A. Please include the disclosure required by Item 8 of Form N-1A in the Fund’s prospectus.

Mr. Ed Bartz

May 20, 2013

Response: Item 8 of Form N-1A requires disclosure of payments by the Fund or its related companies if payments are made to broker-dealers or financial intermediaries “for the sale of Fund shares or related services.” The Fund and its related companies do not make payments to broker-dealers or financial intermediaries “for the sale of Fund shares or related services.” Rather, any such payments made by the Fund or its related companies pertain to participation in activities designed to make such broker-dealers and financial intermediaries more knowledgeable about exchange traded products, such as the Fund, or for other activities such as participation in marketing activities and educational training programs. The SAI describes any such payments as follows:

Intermediary Compensation. WisdomTree Asset Management or its affiliates, out of their own resources and not out of Fund assets (i.e., without additional cost to the Funds or their shareholders), may pay certain broker-dealers, banks and other financial intermediaries (“Intermediaries”) for certain activities related to the Fund, including participation in activities that are designed to make Intermediaries more knowledgeable about exchange traded products, including the Fund, or for other activities, such as marketing and educational training or support. These arrangements are not financed by the Funds and, thus, do not result in increased Fund expenses. They are not reflected in the fees and expenses listed in the fees and expenses sections of the Funds’ Prospectuses, and they do not change the price paid by investors for the purchase of a Fund’s shares or the amount received by a shareholder as proceeds from the redemption of Fund shares.

Such compensation may be paid to Intermediaries that provide services to the Funds, including marketing and education support (such as through conferences, webinars and printed communications). WisdomTree Asset Management periodically assesses the advisability of continuing to make these payments.

We also believe the Trust’s disclosure is consistent with other ETFs in the industry which describe services similar to the Trust’s in their SAI, including marketing and education training programs, but do not include Item 8 disclosure in the corresponding Summary prospectus. See, e.g., SPDR Series Trust (File Nos. No. 333-57793 and 811-08839) filed on Form N-1A dated October 26, 2012 as revised October 31, 2012 and Market Vectors ETF Trust (File Nos. 333-123257 and 811-10325) filed on Form N-1A dated April 24, 2013.

Mr. Ed Bartz

May 20, 2013

8.	Comment: Please revise the “Principal Investment Strategies of the Fund” section of the Fund’s summary prospectus to include a description of what constitutes a “fundamentally weighted” index.

Response: We have added the following sentences to the “Principal Investment Strategies of the Fund” section to clarify what constitutes a “fundamentally weighted” index:

Securities are weighted in the Index to reflect the proportionate share of the aggregate cash dividends each component company is projected to pay in the coming year, based on the most recently declared dividend per share, a measure of fundamental value. Companies projected to pay more dividends are more heavily weighted.

                            SAI

9.	Comment: In your response letter, please confirm that for purposes of the Fund’s Rule 35d-1 80% policy that the “types of securities suggested by the Fund’s name” do not include derivatives.

Response: For purposes of the Rule 35d-1 80% policy, securities suggested by the Fund’s name do not include derivatives.

                             * * * * *

I hereby acknowledge on behalf of the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC Staff comments or changes to disclosure in response to Staff comments on the registration statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Mr. Ed Bartz

May 20, 2013

If you have any additional questions or comments, please do not hesitate to contact me at (202) 373-6133.

Sincerely,

/s/ Beau Yanoshik

Beau Yanoshik

cc:	W. John McGuire, Esq.

K. Michael Carlton, Esq.

Sarah English, Esq.